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July 10, 2014

BY EDGAR AND ELECTRONIC MAIL

Daniel F. Duchovny, Esq.
Special Counsel
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3628
100 F Street, N.E.
Washington, D.C. 20549

Re:	Forward Industries, Inc.
Soliciting Materials filed pursuant to Rule 14a-12
Responses to June 27, 2014 Comment Letter
Filed July 1, 2014
File No. 001-34780

Dear Mr. Duchovny:

We acknowledge receipt of the comment letter of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated July 2, 2014 (the “Staff Letter”) with regard to the above-referenced matter.  We have reviewed the Staff Letter with our client, Forward Industries, Inc. (“Forward” or the “Company”), and we provide the following responses on Forward’s behalf.  For ease of reference, the comments in the Staff Letter are reproduced in italicized form below.

1.	We disagree with your analysis as it relates to the first, second and fourth bullet points in comment 1 of our June 27, 2014 comment letter and we reissue the comment.

While Forward respectfully disagrees with the Staff’s comment, it will disclose the fiduciary duties with which any such nominees will need to comply when referring to any control gained by Mr. Wise.

*     *     *     *     *

The Staff is invited to contact the undersigned with any comments or questions it may have.  We would appreciate your prompt advice as to whether the Staff has any further comments.

Sincerely,

/s/ Adam W. Finerman

Adam W. Finerman

cc:	Robert Garrett, Jr., Forward Industries, Inc.
Ron S. Berenblat, Olshan Frome Wolosky LLP

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